FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of April 2005

Compugen Ltd.

(Translation of registrant's name in English)

72 Pinchas Rosen Street, Tel-Aviv 69512, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ___

On April 20, 2005 Compugen Ltd. (the "Registrant") issued a Press Release, filed as Exhibit 1 to this Report on Form 6-K, which is hereby incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compugen Ltd.

(Registrant)

By: /s/ Mor Amitai

Title: President & CEO

Date: April 20th, 2005

Exhibit 1

Compugen Reports First Quarter 2005 Financial Results

TEL AVIV, ISRAEL, April 20, 2005 - Compugen Ltd. (NASDAQ: CGEN) today reported financial results for the first quarter ended March 31, 2005.

Revenues and governmental and other grants for the quarter were $865,000 (including $384,000 from governmental and other grants), compared to $1.5 million (including $401,000 from governmental and other grants) for the first quarter of 2004. The net loss for the quarter was $3.7 million (including a non-cash income of $10,000 for amortization of deferred compensation), or $0.13 per share, compared with a net loss of $3 million (including a non-cash expenses of $238,000 for amortization of deferred compensation), or $0.11 per share, for the corresponding quarter of 2004.

As of March 31, 2005, Compugen had $43.5 million in cash, cash equivalents, and marketable securities, a decrease of $5 million from December 31, 2004, compared to a decrease of $3.5 million during the fourth quarter of 2004. The larger amount for the most recent quarter is related to the timing of certain receipts and expenditures.

"During the past quarter we saw important accomplishments in each of the two components of our business model - expanding and deepening our unique discovery capabilities in terms of scientific understandings, specific discoveries, platforms and people; and utilizing these capabilities in establishing the framework, arrangements and relationships that are essential to the establishment of a profitable, and long term sustainable, discovery company," stated Mor Amitai, Ph.D., President and CEO. "Accomplishing this through important contributions to human therapeutics and diagnostics is a goal that others in the pharmaceutical industry, relying on more traditional and various novel discovery methods, have found exceedingly difficult to achieve," he concluded.

Conference Call and Web Cast Information

Compugen will hold a conference call to discuss its first quarter results on April 20, 2005 at 10:00 am EST. To access the conference call, please dial 1-866-860-9642 from the US or +972-3-918-0610 internationally. A replay of the conference call will also be available approximately two hours after the completion of the live conference call. To access the replay, please dial 1-866-276-1485 from the US or +972-3-925-5901. The replay will be available until 12 noon EST on April 22, 2005.

The call will also be available via live Web cast through Compugen`s Website, located at www.cgen.com.

About Compugen

Compugen is a drug and diagnostic discovery company incorporating ideas and methods from mathematics, computer science, and physics into biology, chemistry, and medicine. The Company`s powerful predictive models and discovery engines are both advancing the understanding of important biological phenomena and enabling the discovery of numerous potential therapeutic products and diagnostic markers. The Company has an early stage in-house pipeline consisting of selected therapeutic protein candidates discovered by the Company; additional discoveries have been out-licensed for development. Among Compugen`s customers and partners are leading pharmaceutical and diagnostic companies, such as Abbott Laboratories, Diagnostic Products Corporation, Novartis, and Pfizer. Compugen has established a small-molecule drug discovery affiliate - Keddem Bioscience, and an agricultural biotechnology affiliate - Evogene. For additional information, please visit Compugen's corporate Website at www.cgen.com.

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words like "may," "expects," "believes," and "intends," and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; the ability to implement technological improvements; the ability of Compugen to obtain and retain customers. These and other factors are identified and more fully explained under the heading "Risk Factors" in Compugen's annual reports filed with the Securities and Exchange Commission.

Company contact:

Nurit Benjamini

Chief Financial Officer

Compugen Ltd.

Email: nurit@cgen.com

Tel: +972-3-7658-525

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per-share amounts)

	Three Months Ended March 31,
	2005 Unaudited	2004 Unaudited

Revenues	481	1,119
Governmental and other grants	384	401
Total revenues and grants	865	1,520

Cost and Expenses
Cost of revenues	19	464
Research and development expenses	3,495	2,896
Sales and marketing expenses	460	678
General and administrative expenses	700	787
Amortization of deferred compensation	(10)	238
Total operating expenses	4,664	5,063

Operating loss	(3,799)	(3,543)
Financing income (expenses), net	(5)	460
Other income	66	93
Net loss	(3,738)	(2,990)
Basic and diluted net loss per ordinary share	(0.13)	(0.11)
Weighted average number of ordinary shares outstanding	27,758,583	27,198,759

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

March 31, 2005

Unaudited

		December 31, 2004 Audited

ASSETS

Current assets

Cash, cash equivalents, and marketable securities	19,686	20,574
Receivables and prepaid expenses	1,511	1,545
Total current assets	21,197	22,119

Long-term investments
23,781	27,854
Other assets	1,645	1,641
Property and equipment, net	3,890	3,739
Total assets	50,513	55,353

LIABILITIES AND SHAREHOLDERS` EQUITY
Current liabilities

2,082	3,107
Deferred revenues	-	276
Total current liabilities	2,082	3,383

Long-term liabilities
1,955	1,878
Other long-term liabilities	60	60
Excess of losses over investment in Evogene	466	466
Total long-term liabilities	2,481	2,404

Total shareholders` equity	45,950	49,566
Total liabilities and shareholders` equity	50,513	55,353

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